
Mail Stop 4561

August 25, 2016

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
North Miami Beach, Florida 33160

   Re: **Net Element, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 17, 2017
      File No. 333-212591

Dear Mr. Firer:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your statements throughout the document that ESOUSA Holdings is not permitted to assign its rights and obligations under the Purchase Agreement. This appears to be consistent with Section 10(g) of your purchase agreement filed as Exhibit 10.1 to your Form 8-K filed July 12, 2016. However, you refer several times in this registration statement to ESOUSA Holdings' "assignees" or "transferees." You also state on page 16 that the "selling stockholder may transfer the shares of common stock." Please revise or explain this apparent contradiction. Refer to Question 139.16 of our Compliance & Disclosure Interpretations of the Securities Act Rules available on our website at www.sec.gov.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Serge V. Pavluk
        Snell & Wilmer L.L.P.